UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark  One)
  [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

For  the  fiscal  year  ended  December  31,  2005

                                       OR

  [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

  For the transition period from _________________ to ________________________

                         Commission file number 0-12919

                                 PIZZA INN, INC.
                               401(K) SAVINGS PLAN
                              (Full title of plan)

                                 PIZZA INN, INC.
                               3551 PLANO PARKWAY
                             THE COLONY, TEXAS 75056
(name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)









                                                                 PIZZA INN, INC.
                                                             401(K) SAVINGS PLAN




                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                 PIZZA INN, INC.
                                                             401(K) SAVINGS PLAN






                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          YEARS ENDED DECEMBER 31, 2005 AND 2004

                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                                                                        CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        3


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits -
          December 31, 2005 and 2004                                           4

     Statement of Changes in Net Assets Available for Benefits-
          Year Ended December 31, 2005                                         5

     Notes to Financial Statements                                             6


SUPPLEMENTAL SCHEDULES

     Schedule of Assets (Held at End of Year)                                 15

     Schedule of Reportable Transactions                                      16

Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To  the  Participants  and  Administrator
Pizza  Inn,  Inc.  401(k)  Savings  Plan
The  Colony,  Texas

We have audited the accompanying statements of net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets and Reportable Transactions at December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman LLP

Dallas,  Texas
June  15,  2006



                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




December 31,                                            2005                2004
------------                                            ----                ----

ASSETS
Investments, at fair value:
  Cash equivalents                              $     302,467        $         -
  Mutual funds                                      2,116,478          1,744,657
  Common/collective fund                                    -            280,916
Pizza Inn, Inc. common stock, at market value
  (180,628 and 281,306 shares at December 31,
   2005 and 2004, respectively)                       522,015            677,526

Participant loans                                     158,973            133,329
                                                   ----------          ---------
Total investments                                   3,099,933          2,836,428

Participant contributions receivable                    7,296                  -
Employer contributions receivable                      35,323                  -
                                                   ----------          ---------
Total contributions receivable                         42,619                  -

NET ASSETS AVAILABLE FOR BENEFITS               $   3,142,552         $2,836,428
--------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.



                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS





Year ended December 31,                                                     2005
-----------------------                                                     ----

ADDITIONS
Investment income:
  Net appreciation in the fair value of investments                $     148,658
  Interest and dividends                                                  47,437
                                                                   -------------
Total investment income                                                  196,095
                                                                   -------------
Contributions:
  Participant contributions                                              274,205
  Employer contributions                                                  35,323
  Rollover contributions                                                   2,983
                                                                   -------------
Total contributions                                                      312,511
                                                                   -------------
Total additions                                                          508,606
                                                                   -------------

DEDUCTIONS
Benefits paid to participants and other deductions                       202,482
                                                                   -------------
Total deductions                                                         202,482
                                                                   -------------
Net increase                                                             306,124

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                   2,836,428
                                                                   -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                   $     3,142,552
--------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                                                   NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN


          The following description of the Pizza Inn, Inc. 401(k) Savings Plan "the Plan" provisions provide only general information. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

          General  - The Plan was approved and adopted by the board of directors
          -------
of Pizza Inn, Inc. (the "Company/Employer") on May 30, 1985 and was implemented on July 1, 1985. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code ("Code") and, accordingly, is exempt from federal income taxes. On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

          Administration - The Company is responsible for the administration and
          --------------
operation of the Plan. BISYS Retirement Services, Inc. (the "Recordkeeper") has been retained to provide recordkeeping services for the Plan. Frontier Trust Company is responsible for the custody and management of the Plan's assets.

          Participation  -   The Plan participation requirements allow employees
          -------------
who have six months of service with the Company and who are 21 years of age or older to participate in the Plan.

          Participants can defer up to 30% of their salary toward Plan contributions. Matching contributions can be made at the discretion of the Company. Effective July 1, 2004, the Company elected to suspend matching the participants' contributions. Effective July 1, 2005, the Company elected to match contributions equal to 50% up to the first 4% of the participants' contributions. The matching Company contribution is to be invested after the Company's fiscal year end, June 25, 2006. In addition, at the election of the board of directors, the Company may make discretionary contributions. There were no additional discretionary contributions made for the year ended December 31, 2005. Rollover contributions from other qualified plans can be added to the Plan by eligible participants.

          For the plan year ended December 31, 2005, the Plan passed the average deferral percentage discrimination testing.

          Participant Accounts - Each participant's account is credited with the
          --------------------
participant's contribution and an allocation of the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one money market trust fund and common stock of the Plan sponsor as investment options for participants.

          Vesting  -  Participant  contributions,  and the earnings thereon, are
          -------
fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

          Forfeitures  -  For  the  year  2005,  forfeitures of unvested Company
          -----------
matching contributions by terminated employees were accumulated and applied to administrative expenses. The unallocated forfeited, nonvested account balance as of December 31, 2005 and 2004 was $0 and $1,286, respectively.

          Participant Loans - Participants may obtain a loan from the Plan in an
          -----------------
amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime and are collateralized by the participant's vested account balance. Loan principal and interest is repaid ratably through monthly payroll deductions over a maximum period of five years, except for the purchase of a principal residence, which may be repaid over a reasonable period of time that may be longer than five years.


          Payment  of Benefits - Terminated participants are entitled to receive
          --------------------
100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

          Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

          Plan  Termination - Although it has not expressed any intent to do so,
          -----------------
the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts.

        Administrative Expenses - The Company pays substantially all
       ------------------------
administrative expenses associated with the administration of the  Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis  of Accounting -   The Plan's financial statements are presented
          --------------------
using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

          Use  of  Estimates  -  The  preparation  of  financial  statements  in
          ------------------
conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

          Investments and Investment Income - The Plan's investments are exposed
          ---------------------------------
to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

          Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio. The fair value has been measured by quoted market prices in an active market. Investments in the Company's common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2005. Participant loans are valued at their outstanding balances, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis.

          Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

          Determination of Unrealized Appreciation/Depreciation and Gain or Loss
          ----------------------------------------------------------------------
on  Investments  -  The  Plan presents in the Statement of Changes in Net Assets
---------------
Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

          Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

          Participant  Loans  -  Participant  loans  are valued at original loan
          ------------------
value, plus accrued interest, less principal repayments, which approximates fair value. Interest rates on the loans range from 6.00% to 10.25% at December 31, 2005.

          Payment of Benefits - Benefits are recorded when paid.
          -------------------


3. TAX STATUS OF PLAN

          Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service ("IRS") granted a favorable letter of determination to the Plan in 1986. During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

          Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974.




4.     INVESTMENTS

          The following presents investments that represent 5% or more of the Plan's net assets:


December 31,                                              2005              2004
------------                                             -----              ----
Pizza Inn, Inc. common stock                          $522,015      $    677,526
Wells Fargo Stable Return EBT Fund                           -           280,916
Janus Fund                                                   -           305,956
Franklin Small-Cap Growth Fund                               -           208,024
Fidelity Advisors High Yield Fund                            -           166,005
MFS Total Return A                                           -           188,359
Wells Fargo Index                                            -           167,307
American Century Equity Income                               -           168,441
Strong Small Cap Value                                       -           203,161
ML Retirement Preservation Trust                       302,467                 -
Hotchkis and Wiley Large Cap Value R                   192,438                 -
ML Large Cap Growth Fund R                             384,926                 -
Goldman Sachs Mid Cap Value                            221,541                 -
Franklin Small Cap Value R                             272,639                 -
John Hancock Small Cap Equity Fund R                   242,399                 -
ML S&P 500 Index Class A                               160,883                 -
Delaware Diversified Income Fund Class R               158,316                 -
Participant Loans                                      158,973                 -
                                                    ----------         ---------
Total investments greater than 5%                    2,616,597         2,365,695
Total investments less than 5%                         483,336           470,733
                                                    ----------         ---------
Total investments                                 $  3,099,933       $ 2,836,428
--------------------------------------------------------------------------------

          During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $148,658 as follows:



Year ended December 31,                                                     2005
----------------------                                                      ----
  Mutual funds                                                      $    157,061
  Pizza Inn, Inc. common stock                                           (8,403)
                                                                    ------------
                                                                    $    148,658
--------------------------------------------------------------------------------

5. NON-PARTICIPANT-DIRECTED INVESTMENTS

          Employer contributions are automatically invested in Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock. Effective July 8, 2003, the Plan was amended to allow participants to move Employer contributions from employer common stock to other investment options provided by the Plan. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:









December 31,                                             2005               2004
-----------                                              ----               ----

NET ASSETS
 Pizza Inn, Inc. common stock                        $ 522,015        $  677,526
--------------------------------------------------------------------------------

Year Ended December 31,                                                     2005
----------------------                                                      ----
CHANGES IN NET ASSETS
  Contributions                                                     $     8,213
  Interest income                                                           140
  Net depreciation                                                     (  8,403)
Benefits paid to participants                                           (36,989)
Transfers to participant-directed investments                          (118,472)
                                                                      ----------
                                                                    $  (155,511)
--------------------------------------------------------------------------------

6.     PARTY-IN-INTEREST TRANSACTIONS


          One of the Plan's investment options is in shares of Pizza Inn, Inc. common stock. Pizza Inn, Inc. sponsors the Plan; therefore, the related transactions are deemed party-in-interest transactions. The Plan recorded purchases of $9,460 and sales of $156,991 of the Company's stock during the year ended December 31, 2005.

          Certain Plan investments are shares of mutual funds managed by Merrill Lynch or its affiliates. This institution serves as investment advisor to the Plan and, therefore, these investments are deemed party-in-interest transactions. In addition, the Plan has a program to provide loans to participants and therefore these also are deemed party-in-interest transactions.

                                                          SUPPLEMENTAL SCHEDULES


                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                  SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)





                                                                EIN:  47-0654575
                                                                Plan Number: 005
                                                                ----------------
December 31, 2005                                                     Schedule I
-----------------                                                     ----------
                                             (c)
         (b)                    Description of investment,
     Identity of issuer,         including maturity date, rate               (e)
    borrower lessor or,         of interest, collateral, par or   (d)    Current
(a)   similar party                    maturity value             Cost     value
--- -----------------------  -----------------------------------   ---      ----
* ML Retirement Preservation Trust      Cash Equivalent             ** $ 302,467
* ML S&P 500 Index Class A                 Mutual Fund              **   160,883
  Franklin Small Cap Value R               Mutual Fund              **   272,639
* ML Large Cap Growth Fund R               Mutual Fund              **   384,926
  Goldman Sachs Mid Cap Value              Mutual Fund              **   221,541
* ML Global Allocation Fund Cl R           Mutual Fund              **   120,576
  Federated Kaufmann Fund Class K          Mutual Fund              **   115,157
* ML US High Yield Fund R                  Mutual Fund              **   154,559
  Hotchkis and Wiley Large Cap Value R     Mutual Fund              **   192,438
  John Hancock Small Cap Equity Fund R     Mutual Fund              **   242,399
  Goldman Sachs Govt Income Fund Class S   Mutual Fund              **    93,044
  Delaware Diversified Income Fund Class R Mutual Fund              **   158,316
  Pizza Inn, Inc.                          Common Stock             **   522,015
* Participant loans                 General purpose loans
                                    maturing from 2006-2010;
                               bearing interest at 6.00% to 10.25%  **   158,973
                                                                      ----------
  Total assets held for investment purposes                           $3,099,933
--------------------------------------------------------------------------------

* - Party-in interest
** - Cost not required for participant-directed investments.
       See accompanying Report of Independent Registered Public Accounting Firm.

                                             Pizza Inn, Inc. 401(k) Savings Plan
                                             Schedule of Reportable Transactions


                                                                EIN:  47-0654575
                                                                Plan Number: 005
                                                                ----------------
Year Ended December 31, 2005                                         Schedule II



                                                                                                  (I)
(a)                                   (b)             ( c)             (d)             (g)  Net Gain
Identity of Party   Description of Asset   Purchase Price   Selling Price   Cost of Asset   or (Loss)
------------------  ---------------------  ---------------  --------------  --------------  ---------
Series of transactions within the plan year with respect to securities of the same issue that , when aggregated, involve more than 5% of the current value of plan assets:
Pizza Inn, Inc      Common Stock                     9,460               -        9,460            -
Pizza Inn, Inc      Common Stock                                   156,991      168,274      (11,283)
------------------  ---------------------  ---------------  --------------  --------------  ---------


                             See accompanying Report of Independent Registered Public Accounting Firm







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Administrative Committee for the
                           Pizza  Inn,  Inc.  401(k)  Savings  Plan

DATE  June  29,  2006      By:/s/  Susan  Milliman
                                   Susan  Milliman
                                   Member  of  the  Pizza  Inn,  Inc.
                                   401(k)  Savings  Plan
                                   Administrative  Committee